Mail Stop 3561

                                                            July 9, 2018

Via E-mail
Weihao Xu
Chief Financial Officer
111, Inc.
3-4/F, No. 295 ZuChongZhi Road
Pudong New Area
Shanghai, 201203
The People's Republic of China

       Re:     111, Inc.
               Amendment No. 1 to
               Draft Registration Statement on Form F-1
               Submitted June 26, 2018
               CIK No. 0001738906

Dear Mr. Xu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 13, 2018 letter.

Summary Operating Data, pages 13 and 80

1.     We note your presentation of the metrics B2C GMV, B2C Direct Sales GMV,
B2C
       Marketplace GMV, B2B GMV, B2B Direct Sales GMV and B2B Marketplace GMV. For each metric, please disclose the related revenue recognized in your financial
       statements for the periods presented.
 Weihao Xu
111, Inc.
July 9, 2018
Page 2

2. We note your response to comments 5 and 6 and revised disclosures. Please tell us how you concluded that the various GMV metrics presented here are not non-GAAP measures and the disclosure requirements of Item 10(e) of Regulation S-K are not applicable to these metrics. Please revise or advise.

Equity Pledge Agreement, pages 75 and F-9

3. We note your response to comment 19 and your disclosure that the equity pledge right enjoyed by WFOE will expire when Yihao Pharmacy and the Nominees have fully performed their respective contractual obligations. Please explain the contractual obligations discussed here and revise to clarify when they are considered to be fully performed. In this regard, please disclose the contractual obligations that must be fully performed before the agreement is terminated. Please also tell us what consideration, if any, you have given to providing risk factor disclosure regarding the termination of this agreement.

       You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.


                                                             Sincerely,

                                                             /s/ Brigitte
Lippmann (for)

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of
Beverages, Apparel, and
                                                             Mining


cc:     Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP